Condensed Interim Consolidated Financial Statements
For the Three and Six Months Ended June 30, 2020 and June 30, 2019

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME/(LOSS)
(Stated in thousands of U.S. dollars except shares and per share data)
(Unaudited)

		Three Months Ended June 30,		Six Months Ended June 30,
	Notes	2020	2019	2020	2019

Revenue	5	85,630	61,915	153,001	129,172
Cost of sales excluding depreciation and amortization	6	45,847	46,506	88,743	90,310
Depreciation and amortization		7,289	6,749	14,158	13,611
Mine operating margin		32,494	8,660	50,100	25,251

Other expenses/(income)
Exploration expense		446	801	1,190	1,645
Corporate general and administrative expense		4,954	4,726	10,629	7,885
Share-based compensation expense	16	665	1,058	1,569	2,004
Other (income)/expense	19	(1,421)	4,501	1,314	4,180
Loss/(gain) on fair value of financial instruments, net	18	1,776	(424)	(2,286)	3,449
Income/(loss) before finance and tax		26,074	(2,002)	37,684	6,088
Finance expense, net	7	3,771	3,602	7,134	7,149
Income/(loss) before tax		22,303	(5,604)	30,550	(1,061)
Income tax expense	8	13,971	5,278	22,206	12,480
Net income/(loss) and comprehensive income/(loss)		8,332	(10,882)	8,344	(13,541)
Net income/(loss) and comprehensive income/(loss) attributable to non-controlling interest		559	(1,846)	(258)	(2,581)
Net income/(loss) and comprehensive income/(loss) attributable to Golden Star shareholders		7,773	(9,036)	8,602	(10,960)

Net income/(loss) per share attributable to Golden Star shareholders
Basic	9	$0.07	$(0.08)	$0.08	$(0.10)
Diluted	9	$0.08	$(0.08)	$0.07	$(0.10)
Weighted average shares outstanding - basic (millions)		109.9	108.9	109.7	108.8
Weighted average shares outstanding - diluted (millions)		124.9	108.9	124.3	108.8
The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(Stated in thousands of U.S. dollars)
(Unaudited)

		As of	As of
	Notes	June 30, 2020	December 31, 2019

ASSETS
CURRENT ASSETS
Cash and cash equivalents		45,051	53,367
Accounts receivable		5,077	6,503
Inventories	10	41,901	38,860
Prepaids and other		8,106	7,107
Total Current Assets		100,135	105,837
RESTRICTED CASH		2,085	2,082
MINING INTERESTS	11	279,091	264,689
Total Assets		381,311	372,608

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	12	76,825	88,579
Current portion of rehabilitation provisions	13	7,493	5,826
Current portion of deferred revenue	14	12,692	11,191
Current portion of long term debt	15	20,230	15,987
Current income tax liabilities		13,881	811
Total Current Liabilities		131,121	122,394
REHABILITATION PROVISIONS	13	64,187	62,609
DEFERRED REVENUE	14	97,723	102,784
LONG TERM DEBT	15	82,339	90,782
DERIVATIVE LIABILITY	18	2,425	5,608
DEFERRED TAX LIABILITY		25,426	20,554
Total Liabilities		403,221	404,731

SHAREHOLDERS' EQUITY
SHARE CAPITAL
Common shares, without par value, unlimited shares authorized		911,572	910,205
CONTRIBUTED SURPLUS		39,466	38,964
DEFICIT		(890,177)	(898,779)
Shareholders' equity attributable to Golden Star shareholders		60,861	50,390
NON-CONTROLLING INTEREST		(82,771)	(82,513)
Total Equity		(21,910)	(32,123)
Total Liabilities and Shareholders' Equity		381,311	372,608
The accompanying notes are an integral part of the condensed interim consolidated financial statements.

See Note 2 Basis of Presentation and Going Concern

Signed on behalf of the Board,

"Timothy C. Baker"       "Robert E. Doyle"
Timothy C. Baker, Director      Robert E. Doyle, Director

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in thousands of U.S. dollars)
(Unaudited)

		Three Months Ended June 30,		Six Months Ended June 30,
	Notes	2020	2019	2020	2019

OPERATING ACTIVITIES:
Net income/(loss)		8,332	(10,882)	8,344	(13,541)
Reconciliation of net loss to net cash provided by/(used in) operating activities:
Depreciation and amortization	11	7,066	6,880	14,481	13,875
Share-based compensation expense	16	665	1,058	1,569	2,004
Income tax expense	8	13,971	5,278	22,206	12,480
Loss/(gain) on fair value of financial instruments, net	18	1,776	(424)	(2,286)	3,449
Recognition of deferred revenue	14	(2,785)	(3,306)	(5,122)	(6,853)
Reclamation expenditures	13	(609)	(681)	(1,415)	(1,370)
Other non-cash items	20	(1,311)	2,668	2,679	5,455
Changes in working capital	20	(6,904)	1,592	(16,706)	(13,906)
Net cash provided by operating activities		20,201	2,183	23,750	1,593
INVESTING ACTIVITIES:
Additions to mining interests	11	(14,198)	(16,993)	(26,674)	(30,135)
Change in accounts payable and deposits on mine equipment and material		2,710	1,353	77	3,207
Increase in restricted cash		(3)	—	(3)	—
Net cash used in investing activities		(11,491)	(15,640)	(26,600)	(26,928)
FINANCING ACTIVITIES:
Principal payments on Macquarie loan		(5,000)	—	(5,000)	—
Principal payments on other debt		(529)	(2,824)	(939)	(5,603)
Exercise of options and settlement of PRSUs and DSUs		(36)	567	473	585
Net cash used in financing activities		(5,565)	(2,257)	(5,466)	(5,018)
Increase/(decrease) in cash and cash equivalents		3,145	(15,714)	(8,316)	(30,353)
Cash and cash equivalents, beginning of period		41,906	81,868	53,367	96,507
Cash and cash equivalents, end of period		45,051	66,154	45,051	66,154
See Note 20 Supplemental cash flow information.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Stated in thousands of U.S. dollars except share data)
(Unaudited)

	Number of Common Shares	Share Capital	Contributed Surplus	Deficit	Non-Controlling Interest	Total Shareholders' Equity
Balance at January 1, 2019	108,819,009	908,035	37,258	(831,345)	(71,973)	41,975
Shares issued under options	168,949	952	(367)	—	—	585
Options granted net of forfeitures	—	—	1,263	—	—	1,263
Deferred share units granted	—	—	397	—	—	397
Performance and restricted share units granted	—	—	328	—	—	328
PRSU settlement, net of tax	65,839	—	(306)	—	—	(306)
Net loss	—	—	—	(10,960)	(2,581)	(13,541)
Balance at June 30, 2019	109,053,797	908,987	38,573	(842,305)	(74,554)	30,701

Balance at January 1, 2020	109,385,063	910,205	38,964	(898,779)	(82,513)	(32,123)
Shares issued under DSUs	101,579	139	(243)			(104)
Shares issued under options	405,353	997	(378)			619
Options granted net of forfeitures			352			352
Deferred share units granted			369			369
Performance and restricted share units granted			207			207
PRSU settlement, net of tax	71,474	231	(272)			(41)
UK performance share units granted	—	—	467	—	—	467
Net income/(loss)	—	—	—	8,602	(258)	8,344
Balance at June 30, 2020	109,963,469	911,572	39,466	(890,177)	(82,771)	(21,910)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GOLDEN STAR RESOURCES LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2020 AND 2019
(All currency amounts in tables are in thousands of U.S. dollars unless noted otherwise)
(Unaudited)
1. NATURE OF OPERATIONS
Golden Star Resources Ltd. ("Golden Star" or "the Company" or "we" or "our") is an international gold mining and exploration company incorporated under the Canada Business Corporations Act and headquartered in London, United Kingdom. The Company's shares are listed on the Toronto Stock Exchange under the symbol GSC, the NYSE American exchange (formerly NYSE MKT) under the symbol GSS and the Ghana Stock Exchange under the symbol GSR. The Company's registered office is located at 333 Bay Street, Suite 2400, Toronto, Ontario, M5H 2T6 Canada, and the Company has corporate offices in London, United Kingdom and Accra, Ghana.
Through our 90% owned subsidiary, Golden Star (Wassa) Limited, we own and operate the Wassa open-pit gold mine, the Wassa underground mine and a carbon-in-leach processing plant (collectively, "Wassa"), located northeast of the town of Tarkwa, Ghana. Through our 90% owned subsidiary Golden Star (Bogoso/Prestea) Limited, we own and operate the Bogoso gold mining and processing operations, the Prestea open-pit mining operations and the Prestea underground mine (collectively "Prestea") located near the town of Prestea, Ghana. The Company also holds and manages interests in several gold exploration projects in Ghana.
2. BASIS OF PRESENTATION AND GOING CONCERN
Statement of compliance
These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB") including International Accounting Standards ("IAS") 34 Interim Financial Reporting. These condensed interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the year ended December 31, 2019, which have been prepared in accordance with IFRS as issued by the IASB. The accounting policies and methods of application adopted are consistent with those disclosed in Note 3 of the Company's consolidated financial statements for the year ended December 31, 2019, except for the changes in accounting policies described in Note 3 below.
These condensed interim consolidated financial statements were approved by the Company's Board of Directors on July 28, 2020.
Basis of presentation
These condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries, whether owned directly or indirectly. The financial statements of the subsidiaries are prepared for the same period as the Company using consistent accounting policies for all periods presented, except for the changes in accounting policies described in Note 3 below.
All inter-company balances and transactions have been eliminated. Subsidiaries are entities controlled by the Company. Non-controlling interests in the net assets of consolidated subsidiaries are a separate component of the Company's equity.
The condensed interim consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments which are measured at fair value through profit or loss.
Going concern
As at June 30, 2020 the Company had cash and cash equivalents of $45.1 million, net current liabilities excluding deferred revenue of $18.3 million and net cash provided by operations before working capital changes for the six months then ended of $40.5 million. As at June 30, 2020, the Company was compliant with its debt covenants (refer to Note 15).

Gold production and gold shipments have continued without any material disruptions despite the impact of the COVID-19 pandemic. However, the Company is unable to provide any assurances that its planned operations, production and capital expenditure for the foreseeable future will not be delayed, postponed or cancelled as a result of the COVID-19 pandemic or otherwise. The COVID-19 pandemic could continue to affect financial markets, including the price of gold and the trading price of the Company’s shares, could adversely affect the Company’s ability to raise capital, and could cause continued interest rate volatility and movements that could make obtaining financing or refinancing debt obligations more challenging or more expensive or unavailable on commercially reasonable terms or at all. Furthermore, the Company may also experience regional risks which include, but are not limited to, a possible shut-down of the gold refining facility in South Africa where the Company delivers its gold production, an inability to ship gold across borders, delays in the supply chain of critical reagents, consumables and parts, and the impact on the delivery of critical capital projects. Any of these events or circumstances could have a material adverse effect on the Company’s business, financial condition and results of operations.
In the current economic environment with the potential impact of COVID-19, as well as the Company's current cash flow forecasts, there may be challenges in the Company’s ability to generate sufficient free cash flow and/or raise additional financing in the foreseeable future that can be used to meet its ongoing obligations as they fall due.
As a result, the Company’s management (“Management”) has considered a range of downside scenarios taking into account the above-mentioned risks. In the event the Company breaches any of its credit facility covenants as a result of inability to meet the current financial forecast or due to the impact of the COVID-19 pandemic including due to any temporary shutdown of mining operations, it would require either waivers from its lenders or a liquidation of certain assets to repay borrowings. However, in this downside scenario Management would seek temporary waivers to the covenants from its lenders.
Management has concluded that it is appropriate to prepare the condensed interim consolidated financial statements on a going concern basis. However, as the waiver of credit facility covenants in the event of a breach and/or securing additional financing to ensure sufficient liquidity for the foreseeable future, are not wholly within Management’s control, we do note the risk it represents as a material uncertainty which casts a substantial doubt upon the Company’s continued ability to operate as a going concern, such that the Company may be unable to realize its assets and discharge its liabilities in the normal course of business.
These condensed interim consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary if the Company were unable to realize the assets to settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

3. CHANGES IN ACCOUNTING POLICIES
New Accounting Standards Effective 2020
The Company has adopted the following new and revised accounting standard effective January 1, 2020. These changes were made in accordance with the applicable transitional provisions.

Definition of a Business (Amendments to IFRS 3)

The amendments in Definition of a Business (Amendments to IFRS 3) are changes to Appendix A Defined terms, the application guidance, and the illustrative examples of IFRS 3 only. It:
•clarifies that to be considered a business, an acquired set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs;
•narrow the definitions of a business and of outputs by focusing on goods and services provided to customers and by removing the reference to an ability to reduce costs;
•add guidance and illustrative examples to help entities assess whether a substantive process has been acquired;
•remove the assessment of whether market participants are capable of replacing any missing inputs or processes and continuing to produce outputs; and
•add an optional concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business.

There was no accounting impact to the condensed interim consolidated financial statements on adoption of this standard.

Revenue recognition

Revenue from the sale of metal is recognized when the Company transfers control over to a customer. The Company’s spot sales of gold are transported to a gold refiner who locates a buyer and arranges sale of the gold. Effective March 20, 2020 and until recommencement of commercial flights between Ghana and South Africa, the sale generally completes on the day of arrival of gold at the refinery in South Africa as a consequence of the change in shipment logistics due to the COVID-19 pandemic. Previously, the sale of gold completed on the same day the gold was shipped from the mine site. The sales price is generally set with reference to the London A.M. or P.M. fix on the day of arrival of gold at the refinery.

UK Performance Share Unit Plan

In February 2020, the Company adopted a new UK Performance Share Unit Plan ("UK PSU Plan") as approved by Golden Star shareholders on May 7, 2020. Under the UK PSU Plan, performance share units ("UK PSUs") may be issued to UK resident employees of the Company or its designated affiliates. UK PSUs may be redeemed for: (i) Golden Star common shares issued from treasury; (ii) Golden Star common shares purchased in the secondary market at the election of the participant and subject to consent of the Company; (iii) a cash payment at the election of the participant and subject to consent of the Company; or (iv) a combination of (i), (ii) and (iii).

Each UK PSU represents one notional common share that is redeemed for common shares or common shares and/or cash subject to the consent of the Company based on the value of a common share at the end of the three year performance period, to the extent performance and vesting criteria have been met. UK PSUs vest at the end of a three-year performance period. The award is determined by multiplying the number of UK PSUs by the performance adjustment factor, which ranges from 0% to 200%.

The performance adjustment factor is determined by comparing the Company's share price performance to the share price performance of a peer group of companies determined by the Compensation Committee of the Board of Directors. The Company plans to settle these awards in common shares of the Company and so they are accounted for as equity awards with corresponding compensation expense recognized.

4. SEGMENTED INFORMATION
Segmented revenue and results
The Company has reportable segments as identified by the individual mining operations. Segments are operations reviewed by the executive management. Each segment is identified based on quantitative and qualitative factors.

Three Months Ended June 30,	Wassa	Prestea	Other	Corporate	Total
2020
Revenue	75,368	10,262	—	—	85,630
Mine operating expenses	26,634	14,561	—	—	41,195
Other operating expenses	—	(3,031)	—	—	(3,031)
Severance charges	—	32	—	—	32
Operating costs to metal inventory	2,790	(414)	—	—	2,376
Inventory net realizable value adjustment and write-off	159	614	—	—	773
Royalties	3,981	521	—	—	4,502
Cost of sales excluding depreciation and amortization	33,564	12,283	—	—	45,847
Depreciation and amortization	6,272	1,017	—	—	7,289
Mine operating margin/(loss)	35,532	(3,038)	—	—	32,494
Income tax expense	13,971	—	—	—	13,971
Net income/(loss) attributable to non-controlling interest	2,401	(1,842)	—	—	559
Net income/(loss) attributable to Golden Star	18,483	(1,484)	(394)	(8,832)	7,773

Capital expenditures	11,837	2,281	—	80	14,198

2019
Revenue	47,893	14,022	—	—	61,915
Mine operating expenses	24,067	18,706	—	—	42,773
Other operating expenses	—	—	—	—	—
Severance charges	—	30	—	—	30
Operating costs from/(to) metal inventory	636	(229)	—	—	407
Inventory net realizable value adjustment and write-off	—	131	—	—	131
Royalties	2,439	726	—	—	3,165
Cost of sales excluding depreciation and amortization	27,142	19,364	—	—	46,506
Depreciation and amortization	4,226	2,523	—	—	6,749
Mine operating margin/(loss)	16,525	(7,865)	—	—	8,660
Income tax expense	5,278	—	—	—	5,278
Net income/(loss) attributable to non-controlling interest	881	(2,727)	—	—	(1,846)
Net income/(loss) attributable to Golden Star	8,449	(6,593)	(1,254)	(9,638)	(9,036)

Capital expenditures	13,622	3,371	—	—	16,993

Six Months Ended June 30,	Wassa	Prestea	Other	Corporate	Total
2020
Revenue	129,455	23,546	—	—	153,001
Mine operating expenses	52,000	31,685	—	—	83,685
Other operating expenses	—	(3,031)	—	—	(3,031)
Severance charges	45	37	—	—	82
Operating costs to metal inventory	508	(1,405)	—	—	(897)
Inventory net realizable value adjustment and write-off	159	632	—	—	791
Royalties	6,869	1,244	—	—	8,113
Cost of sales excluding depreciation and amortization	59,581	29,162	—	—	88,743
Depreciation and amortization	11,382	2,776	—	—	14,158
Mine operating margin/(loss)	58,492	(8,392)	—	—	50,100
Income tax expense	22,206	—	—	—	22,206
Net income/(loss) attributable to non-controlling interest	3,930	(4,188)	—	—	(258)
Net income/(loss) attributable to Golden Star	30,690	(6,864)	(1,459)	(13,765)	8,602

Capital expenditures	21,434	4,846	—	394	26,674

2019
Revenue	101,885	27,287	—	—	129,172
Mine operating expenses	47,500	35,169	—	—	82,669
Other operating expenses	—	—	—	—	—
Severance charges	225	99	—	—	324
Operating costs from/(to) metal inventory	959	(1,332)	—	—	(373)
Inventory net realizable value adjustment and write-off	—	1,051	—	—	1,051
Royalties	5,238	1,401	—	—	6,639
Cost of sales excluding depreciation and amortization	53,922	36,388	—	—	90,310
Depreciation and amortization	8,598	5,013	—	—	13,611
Mine operating margin/(loss)	39,365	(14,114)	—	—	25,251
Income tax expense	12,480	—	—	—	12,480
Net income/(loss) attributable to non-controlling interest	2,319	(4,900)	—	—	(2,581)
Net income/(loss) attributable to Golden Star	20,859	(11,113)	(2,747)	(17,959)	(10,960)

Capital expenditures	24,688	5,447	—	—	30,135
Segmented Assets
The following table presents the segmented assets:

	Wassa	Prestea	Other	Corporate	Total
June 30, 2020
Total assets	258,282	100,120	5,274	17,635	381,311

December 31, 2019
Total assets	232,182	94,453	2,951	43,022	372,608

5. REVENUE
Revenue includes the following components:

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Revenue - Spot sales	80,923	57,202	144,487	119,406
Cash payment proceeds	1,922	1,407	3,392	2,913
Deferred revenue recognized	2,785	3,306	5,122	6,853
Revenue - Streaming Agreement	4,707	4,713	8,514	9,766
Total revenue	85,630	61,915	153,001	129,172
Information about major customers
In the six months ended June 30, 2020, approximately 90% (six months ended June 30, 2019 - 90%) of our gold production is sold through a gold refinery located in South Africa. Except for the sales to RGLD Gold AG ("RGLD"), a wholly owned subsidiary of Royal Gold, Inc. as part of the Streaming Agreement, the refinery arranges for the sale of gold typically on the day the gold doré arrives at the refinery and typically the Company receives payment for the refined gold sold two working days after the gold doré arrives at the refinery (see Note 3 Revenue Recognition for a description of the change to the sale of gold doré effective as of March 20, 2020). Previously, the sale of gold completed on the same day the gold was shipped from the mine site.

The global gold market is competitive with numerous banks and gold refineries willing to buy refined gold and gold doré on short notice. Therefore, we believe that the loss of one of our current customers would not materially delay or disrupt revenue.

6. COST OF SALES EXCLUDING DEPRECIATION AND AMORTIZATION
Cost of sales excluding depreciation and amortization include the following components:

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Mine operating expenses	41,195	42,773	83,685	82,669
Other operating expenses	(3,031)	—	(3,031)	—
Severance charges	32	30	82	324
Operating costs to metal inventory	2,376	407	(897)	(373)
Inventory net realizable value adjustment and write-off	773	131	791	1,051
Royalties	4,502	3,165	8,113	6,639
	45,847	46,506	88,743	90,310

Other operating expense adjustments for the three and six months ended June 30, 2020 consist of change in estimates of certain accrued liabilities.

7. FINANCE EXPENSE, NET
Finance expense and income include the following components:

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Interest expense on principal debt	1,984	2,295	3,889	4,734
Interest on financing component of deferred revenue (Note 14)	781	990	1,562	2,143
Accretion of 7% Convertible Debentures discount (Note 15)	668	586	1,314	1,146
Amortization of deferred financing fees	214	42	403	84
Accretion of rehabilitation provision (Note 13)	136	166	271	365
Interest income	(46)	(388)	(201)	(921)
Net foreign exchange gain	34	(89)	(104)	(402)
	3,771	3,602	7,134	7,149

8. INCOME TAXES
Income tax expense is recognized based on Management's estimate of the weighted average annual income tax rate expected for the full financial year. The provision for income taxes includes the following components:

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Current expense:
Canada	—	—	—	—
Foreign	11,499	429	17,334	1,355
Deferred tax expense:
Canada	—	—	—	—
Foreign	2,472	4,849	4,872	11,125
	13,971	5,278	22,206	12,480

The Ghana Revenue Authority (“GRA”) has issued a tax assessment to the Company’s subsidiary (Golden Star (Wassa) Limited) related to 2014-2016. The assessment claimed a reduction in the tax losses attributable by $29 million. The Company believes that the majority of the matters noted in the assessment are incorrect and has filed an appeal in an attempt to resolve these matters. Overall, it is the Company’s current assessment that the relevant assessments and claims by the GRA are without merit. No amounts have been recorded for any potential liability and the Company intends to defend any follow up in relation to this matter should it arise. The amount of loss, if any, cannot be determined at the current time.

9. INCOME/(LOSS) PER COMMON SHARE
The following table provides a reconciliation between basic and diluted loss per common share:

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Net income/(loss) attributable to Golden Star shareholders	7,773	(9,036)	8,602	(10,960)
Adjustments:
Interest expense on 7% Convertible Debentures	899	—	1,798	—
Accretion of 7% Convertible Debentures discount (Note 7)	668	—	1,314	—
Loss/(gain) on fair value of 7% Convertible Debentures embedded derivative (Note 18)	468	—	(3,183)	—
Diluted income/(loss)	9,808	(9,036)	8,531	(10,960)

Weighted average number of basic shares (millions)	109.9	108.9	109.7	108.8
Dilutive securities:
Options	0.3	—	0.3	—
Deferred share units	1.3	—	1.3	—
Performance and restricted share units	0.5	—	0.5	—
UK performance share units	1.5	—	1.1	—
7% Convertible Debentures	11.4	—	11.4	—
Weighted average number of diluted shares (millions)	124.9	108.9	124.3	108.8

Income/(loss) per share attributable to Golden Star shareholders:
Basic	$0.07	$(0.08)	$0.08	$(0.10)
Diluted	$0.08	$(0.08)	$0.07	$(0.10)

10. INVENTORIES
Inventories include the following components:

	As of	As of
	June 30, 2020	December 31, 2019
Stockpiled ore	6,793	7,578
In-process ore	1,255	2,721
Finished goods	3,000	394
Materials and supplies	30,853	28,167
	41,901	38,860
The cost of inventories expensed for the three and six months ended June 30, 2020 was $41.3 million and $80.6 million respectively, (three and six months ended June 30, 2019 - $43.3 million and $83.7 million respectively).
Net realizable value adjustment of $0.6 million and $0.6 million was recorded in the three and six months ended June 30, 2020, respectively (three and six months ended June 30, 2019 - $0.1 million and $1.1 million, respectively).

11. MINING INTERESTS
The following table shows the breakdown of the cost, accumulated depreciation and net book value of plant and equipment, mining properties and construction in progress:

	Plant and equipment	Mining properties	Construction in progress	Total
Cost
Balance at December 31, 2019	492,594	1,006,685	18,261	1,517,540
Additions	394	—	26,280	26,674
Transfers	1,539	—	(1,539)	—
Change in rehabilitation provision estimate	—	2,404	—	2,404
Disposals and other	(204)	—	—	(204)
Balance at June 30, 2020	494,323	1,009,089	43,002	1,546,414

Accumulated depreciation
Balance at December 31, 2019	450,263	802,588	—	1,252,851
Depreciation and amortization	5,714	8,767	—	14,481
Disposals and other	(9)	—	—	(9)
Balance at June 30, 2020	455,968	811,355	—	1,267,323

Carrying amount
Balance at December 31, 2019	42,331	204,097	18,261	264,689
Balance at June 30, 2020	38,355	197,734	43,002	279,091
As at June 30, 2020, the right-of-use assets had net carrying amounts of $3.5 million (December 31, 2019 - $3.3 million). The total minimum lease payments are disclosed in Note 15 - Debt.

12. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
Accounts payable and accrued liabilities include the following components:

	As of	As of
	June 30, 2020	December 31, 2019
Trade and other payables	40,075	42,232
Accrued liabilities	26,324	35,920
Payroll related liabilities	6,995	7,781
Accrued interest payable	2,323	2,435
Non-hedge derivative liability	1,108	211
	76,825	88,579
See Note 23 for a reclassification of accrued liabilities as of December 31, 2019.

13. REHABILITATION PROVISIONS
At June 30, 2020, the total undiscounted amount of future cash needs for rehabilitation was estimated to be $72.8 million. A discount rate assumption of 0.3%, an inflation rate assumption of 1.7% and a risk premium of 5% were used to value the rehabilitation provisions as at June 30, 2020. This compares to a discount rate assumption of 2%, an inflation rate assumption of 2% and a risk premium of 5% used as at December, 31 2019. The changes in the carrying amount of the rehabilitation provisions are as follows:

	For the Six Months Ended June 30, 2020	For the Year Ended December 31, 2019
Beginning balance	68,435	66,225
Accretion of rehabilitation provisions (Note 7)	271	730
Changes in estimates	4,389	4,651
Cost of reclamation work performed	(1,415)	(3,171)
Balance at the end of the period	71,680	68,435

Current portion	7,493	5,826
Long term portion	64,187	62,609
	71,680	68,435

14. DEFERRED REVENUE
The Company through its subsidiary Caystar Finance Co. completed a $145 million gold purchase and sale agreement (“Streaming Agreement”) with RGLD. Golden Star will deliver 10.5% of gold production from Wassa and Prestea at a cash purchase price of 20% of spot gold until 240,000 ounces have been delivered. Thereafter, 5.5% of gold production will be delivered from Wassa and Prestea at a cash purchase price of 30% of spot gold price. As at June 30, 2020 the Company had delivered a total of 110,538 ounces of gold to RGLD since the inception of the Streaming Agreement.
During the six months ended June 30, 2020, the Company sold 10,357 ounces of gold to RGLD. Revenue recognized on the ounces sold to RGLD during the six months ended June 30, 2020 consisted of $3.4 million of cash payment proceeds and $5.1 million of deferred revenue recognized in the period (see Note 5).

	Six Months Ended June 30, 2020	Year Ended December 31, 2019
Beginning balance	113,975	119,948
Deferred revenue recognized (Note 5)	(5,122)	(13,334)
Variable consideration adjustment	—	3,073
Interest on financing component of deferred revenue (Note 7)	1,562	4,288
Balance at the end of the period	110,415	113,975

Current portion	12,692	11,191
Long term portion	97,723	102,784
Total	110,415	113,975

15. DEBT
The following table summarizes the components of the Company's current and long term debt:

	As of	As of
	June 30, 2020	December 31, 2019
Current debt:
Lease liabilities	230	987
Macquarie Credit Facility	20,000	15,000
	20,230	15,987
Long term debt:
Lease liabilities	1,252	1,394
7% Convertible Debentures	48,316	47,002
Macquarie Credit Facility	32,771	42,386
	82,339	90,782

Macquarie Credit Facility
The Macquarie Credit Facility includes covenant clauses requiring the Company to maintain certain key financial ratios. The Company must maintain a Debt Service Coverage Ratio of greater than 1.20:1, tested quarterly on a rolling four-quarter basis as at the end of each of the fiscal quarters beginning with the fiscal quarter ending June 30, 2020; maintain a ratio of Net Debt to EBITDA of less than 3.00:1, tested quarterly on a rolling four-quarter basis as at the end of each of the fiscal quarters; demonstrate, on the basis of the consolidated financial statements and annual consolidated corporate budget, that from December 31, 2020 and for each fiscal quarter thereafter, the Convertible Debentures can be repaid in full in cash by the maturity in August 2021 while maintaining (after giving effect to such repayment in cash) a positive cash position (excluding restricted cash) of $25 million; and ensure that at all times the sum of aggregate indebtedness does not exceed $116.5 million. The Company is in compliance with all financial covenants of the Macquarie Credit Facility as at June 30, 2020.

7% Convertible Debentures
The 7% Convertible Debentures are senior unsecured obligations of the Company, bear interest at a rate of 7.0% per annum, are payable semi-annually on February 1 and August 1 of each year, beginning on February 1, 2017, and will mature on August 15, 2021, unless earlier repurchased, redeemed or converted. Subject to earlier redemption or purchase, the 7% Convertible Debentures are convertible at any time until the close of business on the third business day immediately preceding August 15, 2021 at the option of the holder, and may be settled, at the Company's election, in cash, common shares of the Company, or a combination of cash and common shares based on an initial conversion rate. The initial conversion rate of the 7% Convertible Debentures, subject to adjustment, is approximately 222 common shares of the Company per $1,000 principal amount of 7% Convertible Debentures being converted, which is equivalent to an initial conversion price of approximately $4.50 per common share.

The changes in the carrying amount of the 7% Convertible Debentures are as follows:

	Six Months Ended June 30, 2020	Year Ended December 31, 2019
Beginning balance	47,002	44,612
Accretion of 7% Convertible Debentures discount (Note 7)	1,314	2,390
Balance at the end of the period	48,316	47,002

Schedule of payments on outstanding debt as of June 30, 2020:

	Six months ending December 31, 2020	Year ending December 31, 2021	Year ending December 31, 2022	Year ending December 31, 2023	Year ending December 31, 2024	Year ending December 31, 2025	Maturity
Lease liabilities
Principal	105	255	272	290	310	251	2025
Interest	43	75	59	42	23	5

7% Convertible Debentures
Principal	—	51,498	—	—	—	—	2021
Interest	1,802	3,605	—	—	—	—

Macquarie Credit Facility
Principal	10,000	20,000	20,000	5,000	—	—	2023
Interest	1,491	2,110	983	70	—	—

Total principal	10,105	71,753	20,272	5,290	310	251
Total interest	3,336	5,790	1,042	112	23	5
	13,441	77,543	21,314	5,402	333	256

16. SHARE-BASED COMPENSATION
Share-based compensation expenses recognized in the condensed interim consolidated statements of operations and comprehensive income/(loss) are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Share options	55	678	352	1,263
Deferred share units	249	189	479	397
Share appreciation rights	43	50	64	16
Performance and restricted share units	130	141	207	328
UK performance share units	188	—	467	—
	665	1,058	1,569	2,004
Share options
The fair value of option grants is estimated at the grant dates using the Black-Scholes option-pricing model. Fair values of options granted during the six months ended June 30, 2020 and 2019 were based on the weighted average assumptions noted in the following table:

	Six Months Ended June 30,
	2020	2019
Expected volatility	56.69%	51.02%
Risk-free interest rate	1.41%	1.75%
Expected lives	1.1 years	5.7 years
The weighted average fair value per option granted during the six months ended June 30, 2020 was $0.96 CAD (six months ended June 30, 2019 - $2.55 CAD). As at June 30, 2020, there was $0.2 million of share-based compensation expense (June 30, 2019 - $0.9 million) relating to the Company's share options to be recorded in future periods. For the six months ended June 30, 2020, the Company recognized an expense of $0.4 million (six months ended June 30, 2019 - $1.3 million).

A summary of option activity under the Company's Stock Option Plan during the six months ended June 30, 2020 is as follows:

	Options ('000)	Weighted– Average Exercise price ($CAD)	Weighted– Average Remaining Contractual Term (Years)
Outstanding as of December 31, 2019	3,776	5.39	4.7
Granted	57	3.99	9.65
Exercised	(405)	2.10	4.8
Forfeited	(175)	6.63	5.8
Expired	(647)	8.08	—
Outstanding as of June 30, 2020	2,606	5.12	4.7

Exercisable as of December 31, 2019	3,320	5.41	4.1
Exercisable as of June 30, 2020	2,391	5.11	4.4
As of February 22, 2020, the Company no longer grants share options under the existing Stock Option Plan.

Deferred share units ("DSUs")
For the six months ended June 30, 2020, the DSUs that were granted vested immediately and a compensation expense of $0.5 million was recognized for these grants (six months ended June 30, 2019 - $0.4 million). As of June 30, 2020, there was no unrecognized compensation expense related to DSUs granted under the Company's DSU Plan.
The DSU activity during the six months ended June 30, 2020 and 2019 can be summarized as follows:

	Six Months Ended June 30,
	2020	2019
Number of DSUs, beginning of period ('000)	1,274	1,086
Granted	130	105
Exercised	(102)	—
Forfeited	(31)	—
Number of DSUs, end of period ('000)	1,271	1,191
Share appreciation rights ("SARs")
As of June 30, 2020, there was approximately $0.3 million of total unrecognized compensation cost related to unvested SARs (June 30, 2019 - $0.3 million). For the six months ended June 30, 2020, the Company recognized $0.06 million expense related to these cash settled awards (six months ended June 30, 2019 - $0.02 million).
The SARs activity during the six months ended June 30, 2020 and 2019 can be summarized as follows:

	Six Months Ended June 30,
	2020	2019
Number of SARs, beginning of period ('000)	593	674
Granted	240	270
Exercised	—	(129)
Forfeited	(5)	(113)
Expired	—	(3)
Number of SARs, end of period ('000)	828	699

2017 Performance and restricted share units ("PRSUs")
PRSUs are accounted for as equity awards with a corresponding compensation expense recognized. For the six months ended June 30, 2020, the Company recognized $0.2 million expense (six months ended June 30, 2019 - $0.3 million).

The PRSU activity during the six months ended June 30, 2020 and 2019 can be summarized as follows:

	Six Months Ended June 30,
	2020	2019
Number of PRSUs, beginning of period ('000)	634	791
Granted	—	529
Settled	(86)	(142)
Forfeited	(62)	(239)
Number of PRSUs, end of period ('000)	486	939

UK performance share units

In February 2020 the Company adopted a new UK PSU Plan and issued 1,555,304 share units to employees and officers of the Company. 4,568,506 share units were available for grant as at June 30, 2020. For the six months ended June 30, 2020, the Company recognized $0.5 million expense (six months ended June 30, 2019 - $nil).
The UK PSU activity during the six months ended June 30, 2020 and 2019 can be summarized as follows:

	Six Months Ended June 30,
	2020	2019
Number of PSUs, beginning of period ('000)	—	—
Granted	1,555	—
Settled	—	—
Forfeited	—	—
Number of PSUs, end of period ('000)	1,555	—

17. RELATED PARTY TRANSACTIONS
There were no material related party transactions for the years ended June 30, 2020 and 2019 other than the items disclosed below.
Key management personnel
Key management personnel are defined as members of the Board of Directors and certain senior officers. Compensation of key management personnel are as follows, with such compensation made on terms equivalent to those prevailing in an arm's length transaction:

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Salaries, wages, and other benefits	844	2,840	2,622	3,541
Bonuses	88	1,404	355	1,732
Share-based compensation	479	887	999	1,619
	1,411	5,131	3,976	6,892
All key management personnel have elected to implement a 25% deferral of their salaries and fees from March 2020, as part of the Company's COVID-19 pandemic management response plan with the intention to preserve cash, together with a deferral of any bonus payments due to the members of the certain senior officers relating to 2019. This will remain under review until such time as the pandemic management response plan can be de-escalated.

18. FINANCIAL INSTRUMENTS
The following tables illustrate the classification of the Company's recurring fair value measurements for financial instruments within the fair value hierarchy and their carrying values and fair values as at June 30, 2020 and December 31, 2019:

		June 30, 2020		December 31, 2019
	Level	Carrying value	Fair value	Carrying value	Fair value
Financial Liabilities
Fair value through profit or loss
7% Convertible Debentures embedded derivative	3	2,425	2,425	5,608	5,608
Non-hedge derivative contracts	2	1,108	1,108	211	211
There were no non-recurring fair value measurements of financial instruments as at June 30, 2020.
The three levels of the fair value hierarchy are:
        Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
        Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
        Level 3 - Inputs that are not based on observable market data.
The Company's policy is to recognize transfers into and transfers out of the fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer. During the six months ended June 30, 2020, there were no transfers between the levels of the fair value hierarchy.
Loss/(gain) on fair value of financial instruments in the Statements of Operations and Comprehensive Income/(Loss) consists of the following:

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Loss/(gain) on fair value of 7% Convertible Debentures embedded derivative	468	(424)	(3,183)	3,449
Unrealized loss on non-hedge derivative contracts	1,308	—	897	—
	1,776	(424)	(2,286)	3,449
The valuation technique that is used to measure fair value is as follows:
7% Convertible Debentures embedded derivative
The debt component of the 7% Convertible Debentures is recorded at amortized cost using the effective interest rate method and the conversion feature is classified as an embedded derivative measured at fair value through profit or loss.
The embedded derivative was valued at June 30, 2020 and December 31, 2019 using a convertible note valuation model. The significant inputs used in the convertible note valuation are as follows:

	June 30, 2020	December 31, 2019
Embedded derivative
Risk premium	16.9%	5.3%
Borrowing costs	7.5%	7.5%
Expected volatility	45.0%	45.0%
Remaining life (years)	1.1	1.6
The following table presents the changes in the 7% Convertible Debentures embedded derivative for the six months ended June 30, 2020:

Fair value
Balance at December 31, 2019	5,608
Gain on fair value of 7% Convertible Debentures embedded derivative	(3,183)
Balance at June 30, 2020	2,425

If the risk premium increases by 10%, the fair value of the 7% Convertible Debentures embedded derivative would decrease and the related loss in the Statement of Operations would decrease by $0.01 million at June 30, 2020.

If the borrowing costs increases by 10%, the fair value of the 7% Convertible Debentures embedded derivative would decrease and the related loss in the Statement of Operations would decrease by $0.1 million at June 30, 2020.

If the expected volatility increases by 10%, the fair value of the 7% Convertible Debentures embedded derivative would increase and the related loss in the Statement of Operations would increase by $0.7 million at June 30, 2020.

Non-hedge derivative contracts
During the year ended December 31, 2019, the Company entered into costless collars consisting of puts and calls, on 50,000 ounces of gold with a floor price of $1,400 per ounce and a ceiling price of $1,750 per ounce. These positions mature at a rate of 4,167 ounces per month from October 2019 to September 2020.

In February 2020, the Company entered into costless collars consisting of puts and calls on an additional 12,600 ounces with a floor price of $1,500 per ounce and a ceiling price of $1,992 per ounce. The additional positions will mature at a rate of 4,200 ounces per month from October 2020 to December 2020.

The non-hedge accounted collar contracts are considered fair value through profit or loss financial instruments with fair value determined using pricing models that utilize a variety of observable inputs that are a combination of quoted prices, applicable yield curves and credit spreads.

During the six months ended June 30, 2020, the Company recognized an unrealized loss of $0.9 million on the non-hedge accounted collar contracts and recognized a realized loss of $0.1 million on the call option for June 2020 gold sales of 4,167 ounces which were sold at $1,775/oz, $25/oz over the hedged price of $1,750/oz.

19. OTHER (INCOME)/EXPENSE

Other (income)/expense includes the following components:

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
(Gain)/loss on change in asset retirement obligation estimates	(145)	862	1,985	587
(Gain)/loss on change in accrued liability estimates	(869)	—	(869)	—
Corporate office relocation costs	—	3,721	407	3,721
Other income	(407)	(82)	(209)	(128)
	(1,421)	4,501	1,314	4,180

20. SUPPLEMENTAL CASH FLOW INFORMATION
During the three and six months ended June 30, 2020, the Company paid interest of $1.0 million and $3.7 million, respectively (three and six months ended June 30, 2019 - $1.0 million and $3.8 million, respectively).
Changes in working capital for the three and six months ended June 30, 2020 and 2019 are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Decrease/(increase) in accounts receivable	398	(70)	1,426	(2,114)
Decrease/(increase) in inventories	1,389	706	(3,832)	(2,787)
(Increase)/decrease in prepaids and other	(2,092)	81	(4,428)	132
(Decrease)/increase in accounts payable and accrued liabilities	(4,598)	7,285	(5,608)	(904)
(Decrease)/increase in income tax liabilities	(2,001)	—	(4,264)	(1,823)
Decrease in other liability	—	(6,410)	—	(6,410)
Total changes in working capital	(6,904)	1,592	(16,706)	(13,906)
The decrease in other liability of $6.4 million for the three and six months ended June 30, 2019 relates to the final settlement of the obligations under the Company's previous performance share units.
Other non-cash items include the following components:

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Loss on disposal of assets	174	—	213	—
Inventory net realizable value adjustment and write-off	773	131	791	1,051
(Gain)/loss on fair value of marketable securities	(16)	8	1	5
Accretion of vendor agreement	—	183	—	366
Accretion of rehabilitation provisions (Note 7)	136	166	271	365
Amortization of financing fees (Note 7)	214	42	403	84
Accretion of 7% Convertible Debentures discount (Note 7)	668	586	1,314	1,146
Interest on financing component of deferred revenue (Note 7)	781	990	1,562	2,143
Interest on lease obligation	5	6	41	14
Change in estimated accrued liabilities	(3,902)	—	(3,902)	—
(Gain)/loss on change in rehabilitation provisions	(144)	862	1,985	587
PRSU settlement, net of tax	—	(306)	—	(306)
	(1,311)	2,668	2,679	5,455
Non-cash changes of liabilities arising from financing activities
During the six months ended June 30, 2020 and 2019, the non-cash change related to the changes in liabilities arising from financing activities is as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Accretion of debt	842	811	1,717	1,596

21. COMMITMENTS AND CONTINGENCIES
The Company has capital and operating commitments of $4.7 million and $12.5 million respectively, all of which are expected to be incurred within the next year.
Due to the nature of the Company’s operations, various legal matters from time to time arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. In the opinion of Management, these matters will not have a material effect on the condensed interim consolidated financial statements of the Company.

The GRA has issued demand notices against Golden Star (Bogoso/Prestea) Limited, a subsidiary of the Company, for an amount of $2.3 million relating to customs-related findings. Management is of the opinion that the Company complied with all requirements, and that there will be no amount payable. Therefore, no provision has been raised and the Company is attempting to resolve these matters by means of discussions with the GRA.

On April 1, 2020, the Company received notification of a federal securities class action complaint (the “Complaint”) that has been filed against it on behalf of persons or entities that purchased or otherwise acquired the Company’s common stock on the NYSE American exchange from February 20, 2019 through July 30, 2019 inclusive. Also named as defendants are the Company’s Chief Executive Officer and Director Andrew Wray, the Company’s former President and Chief Executive Officer Samuel Coetzer, the Company’s former President Daniel Owiredu and the Company’s former Executive Vice President and Chief Financial Officer Andre van Niekerk. The Complaint alleges that the defendants violated Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b -5, and Section 20(a) of the Securities Exchange Act of 1934 by making false and misleading statements to artificially inflate the Company’s stock price. The Complaint seeks unspecified damages, interest, costs and fees for attorneys and experts.

The Company has retained legal counsel in connection with the Complaint. The Company believes that the allegations made against it and its current and former officers in respect of the Complaint are meritless and will vigorously defend them, although no assurance can be given with respect to the ultimate outcome. As the proceedings relating to the Complaint are still in early stages, the amount of the loss, if any, cannot be determined at this time.

22. SUBSEQUENT EVENTS
On July 26, 2020, the Company and its wholly-owned subsidiary, Caystar Holdings (“Caystar”), entered into a share purchase agreement (the “Prestea Sale Agreement”) with Future Global Resources ("FGR"), a subsidiary of Blue International Holdings, providing for the sale by Caystar and the purchase by FGR of Golden Star’s 90% interest in Prestea (the "Prestea Transaction"). It is expected that the Prestea Transaction will complete by no later than September 30, 2020 upon satisfaction of the conditions precedent set forth in the Prestea Sale Agreement including inter alia the approval of the Prestea Transaction by the Minister of Lands and Natural Resources of Ghana and the restructuring of the Streaming Agreement and the Macquarie Credit Facility.

FGR will acquire the mineral rights held by the Prestea operating company for a cash consideration of $55 million on a cash, debt and working capital free basis of which (i) $30 million, comprising of $5 million cash and the assumption by FGR of approximately $25 million of negative working capital, is payable on completion of the Prestea Transaction, $10 million on July 31, 2021 and $15 million on July 31, 2023.

In addition, a contingent payment of up to $40 million (the “Contingent Payment”) conditional upon the occurrence of the milestones described below in respect of the development of the Bogoso Sulfide Project (as defined in the Prestea Sale Agreement) may become payable by FGR to Caystar. The trigger point for the Contingent Payment is either (i) FGR’s formal decision to proceed with the Bogoso Sulfide Project (“Decision to Proceed”), or (ii) the extraction of an aggregate of 5% of the Bogoso/Prestea refractory mineral resources (the “B/P Refractory Resources”) as of December 31, 2019 (as disclosed on the Golden Star website in July 2020), being 1.76 million ounces of measured and indicated resources and 0.07 million ounces of inferred resource. The quantum of the Contingent Payment is determined by reference to the average spot gold price for the 90 day period preceding the date of the Decision to Proceed:

•$20 million, if the average spot gold price is less than or equal to US$1,400/oz;
•$30 million, if the average spot gold price is greater than US$1,400/oz but less than or equal to US$1,700/oz; or
•$40 million, if the average spot gold price is greater than US$1,700/oz

The Contingent Payment is payable in two tranches:
•50% at the time of (i) the Decision to Proceed, or (ii) declaration that 5% of the B/P Refractory Resources have been extracted; and
•50% at the time of the first anniversary of (i) achieving commercial production following the Decision to Proceed, or (ii) the first anniversary of the declaration that 5% of the B/P Refractory Resources have been extracted.

On completion, the Prestea Transaction will be accounted for as a disposal of a subsidiary whereby the assets and liabilities of Prestea will be derecognized and the consideration received will be reflected at fair value. We expect to complete the accounting in the third quarter of 2020 and expect to record a loss on disposal largely due to the derecognition of the non-controlling interest in Prestea.

Golden Star, FGR and RGLD Gold AG are in advanced discussions to amend the Streaming Agreement that would see, subject to the completion of terms, negotiation of definitive agreements and receipt of board of directors' approvals, a separation of the obligations under the Streaming Agreement as between the Wassa and Prestea mines.

23. PRIOR PERIOD COMPARATIVES
Certain balances in the consolidated balance sheet as at December 31, 2019 have been reclassified to reflect the appropriate classification of the income tax liability due its materiality in the current reporting period. The effect of this reclassification is to decrease prepaids and other by $1.5 million, decrease accounts payable and accrued liabilities by $2.3 million and increase current income tax liabilities by $0.8 million as at December 31, 2019. The reclassification has no impact to the consolidated statement of operations and comprehensive income/(loss), consolidated statement of cash flows and consolidated statement of changes in equity for the year ended December 31, 2019.

Effective January 1, 2020, share-based compensation is excluded within corporate general and administrative expenses and as a result, the corporate general and administrative expenses for the three and six months ended June 30, 2020 has been reduced by $1.1 million and $2.0 million respectively with share-based compensation of $1.1 million and $2.0 million presented as a separate line in the consolidated statement of operations and comprehensive income/(loss).
Corporate severance charges for the three and six months ended June 30, 2019 of $3.7 million has been reclassified from the corporate general and administrative expenses line into other (income)/expense to align with the classification of corporate severance charges for the six months ended June 30, 2020 and year ended December 31, 2019.